Mail Stop 4561

October 18, 2006

Carl J. Chaney
Executive Vice President and Chief Financial Officer
Hancock Holding Company
One Hancock Plaza
Gulfport, Mississippi 39501

> **Re:** **Hancock Holding Company**
> **Form 10-K and 10-K/A for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **File No. 000-13089**

Dear Mr. Chaney:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John P. Nolan
Accounting Branch Chief